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                               December 27, 2023

       Jeremy Schwartz
       Chief Executive Officer
       WisdomTree Bitcoin Trust
       c/o WisdomTree Digital Commodity Services, LLC
       250 West 34th Street, 3rd Floor
       New York, New York 10119

                                                        Re: WisdomTree Bitcoin
Trust
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed December 18,
2023
                                                            File No. 333-254134

       Dear Jeremy Schwartz:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 6, 2023 letter.

       Amendment No. 4 to Registration Statement on Form S-1

       Cover Page

   1. We note your response to prior comment 5 and re-issue in part. Please revise your disclosure here to
identify the initial Authorized Participant as an underwriter. Refer to
                                                        Section 2(a)(11) of the
Securities Act. In addition, please disclose that you are offering an indeterminate number of
shares.
       Prospectus Summary
       Net Asset Value, page 9

   2. In response to prior comment 8, you told us for purposes of your financial reporting under
                                                        U.S. GAAP, all
activities will be reflected on the trade date. Please tell us why your disclosure continues to
state your "... daily activities are generally not reflected in the
 Jeremy Schwartz
FirstName LastNameJeremy
WisdomTree  Bitcoin Trust Schwartz
Comapany27,
December  NameWisdomTree
              2023         Bitcoin Trust
December
Page 2    27, 2023 Page 2
FirstName LastName
         NAV determined for the Business Day on which the transactions are effected (the trade date), but rather on the following Business Day."
Risk Factors, page 11

3. To the extent material, please include risk factor disclosure that addresses the risks related to your Bitcoin Custodian and Prime Broker acting in the same capacity for several competing products.
4. Please revise to add disclosure clarifying whether the Authorized Participant bears the risk of bitcoin price movements with respect to cash creations and redemptions. Please add related risk factor disclosure as appropriate.
Risk Factors Associated with bitcoin and the Bitcoin Network
Bitcoin exchanges on which bitcoin trades are relatively new, page 22

5. We note your response to prior comment 12 and re-issue in part. Please revise to add a separate risk factor that discusses the risk of wash trading.
Bitcoin, Bitcoin Market, Bitcoin Exchanges and Regulation of Bitcoin
Bitcoin Protocol, page 51

6. We note your response to prior comment 21 and re-issue in part. Please revise your disclosure to clarify:
             Whether there is any circumstance under which the Trust would retain or hold any
              Incidental Rights;
             Whether there would be any difference in how the Trust handles Incidental Rights via fork as compared to airdrops;
             The specifics of how the Sponsor will arrange to sell the new cryptocurrency and distribute proceeds to the Shareholders, including whether and under what circumstances the Sponsor will utilize an affiliate or third-party to sell the cryptocurrency; and
             Whether any entity will be responsible for verifying the instructions that are in place with the Trustee and the Sponsor regarding forks and airdrops. Calculation of NAV, page 61

7. We acknowledge your response to prior comment 28. Please note that we are continuing to consider your response.
The Trust's Service Providers, page 65

8. We note your response to prior comment 37 and re-issue. Please provide a separately captioned section to describe the Prime Broker, including without limitation the material provisions of any material agreement between any transaction party and the Prime Broker,
         the Prime Broker   s experience and operating history, the Prime
Broker 's policies and
         procedures with respect to any assets held by it on behalf of the Trust, how the Prime
 Jeremy Schwartz
FirstName LastNameJeremy
WisdomTree  Bitcoin Trust Schwartz
Comapany27,
December  NameWisdomTree
              2023         Bitcoin Trust
December
Page 3    27, 2023 Page 3
FirstName LastName
         Broker will be compensated, and who will be responsible for any fees associated with bitcoin transactions between the Authorized Participants, Bitcoin Custodian and Prime
         Broker. Please also disclose whether or not assets of the Trust held at the Prime Broker will be held in segregated accounts, how much of the Trust's assets will be held at the
         Prime Broker, and whether there are any limits on the percentage or amount of Trust's assets that may be held at the Prime Broker at any point in time. In addition, please disclose whether the Prime Broker is responsible for on-chain transaction fees in the context of paying the Sponsor Fee through the Prime Broker.
The Sponsor, page 65

9. We note your response to prior comment 34. Please provide support for your claim of
            WisdomTree   s heritage of innovation and extensive experience
regarding bitcoin and the
         digital asset markets.
Custody of the Trust's Assets, page 67

10. We note your response to prior comment 35 and re-issue. Please revise your disclosure to
         describe the    similarly secure technology.    We also note your
disclosure that while the
         Bitcoin Custodian will generally keep all of the Trust   s bitcoin in
cold storage on an
         ongoing basis, it is possible that, from time to time, portions of the
Trust   s bitcoin will be
         held outside of cold storage temporarily as part of trade facilitation in connection with creations and redemptions of Baskets, to sell bitcoins including to pay Trust expenses, or to pay the Sponsor Fee, as necessary. Please revise to disclose how and when the Bitcoin
         Custodian is directed to transfer the bitcoin from the Cold Vault Balance to the Hot Vault
         Balance or from the Hot Vault Balance to the Cold Vault Balance in connection with (i)
         receiving bitcoin from the Authorized Participants, (ii) selling bitcoin to pay the Trust's expenses and liabilities, (iii) transferring bitcoin to the Authorized Participants, and (iv)
         paying the Sponsor's fee.
11.      You state that the Bitcoin Custodian   s maximum liability limit for
each cold storage
         address is $100 million. Please revise to disclose whether or not your agreement with the
         Bitcoin Custodian limits the size of each storage address to $100 million.
Creation and Redemption of Shares, page 72

12.      We understand that the Trust initially only will support in-cash creations and
         redemptions. Please revise throughout to remove the detailed disclosure regarding in-kind creations and redemptions given that it is not known at this time how subsequent regulatory approval of such model may impact the structure/mechanics of permissible in-
         kind creations and redemptions. To the extent that this understanding is not correct, we have the following additional comments:
             For clarity and to avoid confusion, please revise to reorganize your disclosure here into separate subheadings that describe the cash and in-kind creation and redemption processes.
 Jeremy Schwartz
WisdomTree Bitcoin Trust
December 27, 2023
Page 4
                With respect to in-kind creations and redemptions, please revise here, in your risk factors and in the summary to address the risk that any registered broker-dealer that participates in the in-kind creation or redemptions of shares for bitcoin may be unable to demonstrate compliance with the applicable requirements of the federal securities laws, including the Financial Responsibility Rules. Please also similarly address the potential consequences to the broker-dealer, its customers and shareholders of the
              Trust if any such broker-dealer is unable to comply with the federal securities laws, including the Financial Responsibility Rules, in connection in-kind creation and redemption transactions.
13.      Please reconcile your statement that    [b]askets are only issued or
redeemed in exchange
         for an amount of bitcoin or cash determined by the Trustee on each day that the Exchange
         is open for regular trading,    with the statement that    [e]ach
night, the Sponsor or Trust
         Administrator will publish the amount of bitcoin or cash that will be required in exchange
         for each creation order.    Please also revise to disclose how the
amount of cash required
         for a creation order is calculated.
14. We note your response to prior comment 39 and re-issue in part. Please revise to describe:
             Whether creation transactions with Authorized Participants will be settled on-chain or off-chain;
             Which party will be responsible for fees relating to on-chain transactions;
             The specifics of how an Authorized Participant will facilitate the deposit of bitcoin, generally through a designee of the Authorized Participant, with the Bitcoin
            Custodian, including the various steps necessary to transfer the bitcoin to its ultimate
            storage location with the Bitcoin Custodian;
             The impact that volatility in the spot bitcoin market may have on
the Trust   s ability to
            purchase or sell bitcoin at the same value as the creation order or redemption
            distribution, and which party bears the risk of loss if the Trust is put in a position
            where it has to purchase bitcoin at a higher price than the cash creation or to sell
            bitcoin at a lower price than the cash redemption; and
             For cash orders, the impact that utilizing cash orders may have on the efficiency of the arbitrage mechanism.
Suspension or Rejection of Redemption Orders, page 73
FirstName LastNameJeremy Schwartz
15. We note your response to prior comment 40 and re-issue in part. Please revise to disclose
Comapany   NameWisdomTree
       whether                 Bitcoinwill
                and how the Sponsor     Trust
                                           notify investors of suspensions, and
describe the
       potential impact
December 27, 2023 Page 4of suspending  creations and redemptions.
FirstName LastName
 Jeremy Schwartz
FirstName LastNameJeremy
WisdomTree  Bitcoin Trust Schwartz
Comapany27,
December  NameWisdomTree
              2023         Bitcoin Trust
December
Page 5    27, 2023 Page 5
FirstName LastName
Creation and Redemption Transaction Fee, page 74

16. We note your response to prior comment 41 and re-issue in part. We note your revised
         disclosure that the Authorized Participant   s cash transaction fee
consists of operational
         processing and brokerage costs, transfers fees, network fees and stamp taxes. Please revise to disclose the circumstances under which the Sponsor may reduce, increase or otherwise change such fee.
Use of Proceeds, page 75

17. Please revise to identify the initial seed capital investor and quantify the initial seed capital amount.
       Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng Immergut at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-3758
with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Crypto Assets
cc:      Todd Zerega